NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10010727

March 8, 2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Received SEC
MAR 08 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-8-10

Re: Bank of America Corporation
Incoming letter dated March 4, 2010

Dear Mr. Gerber:

This is in response to your letter dated March 4, 2010 concerning the shareholder proposal submitted to Bank of America by Kenneth Steiner. We also have received a letter on the proponent's behalf dated March 7, 2010. On January 29, 2010, we issued our response expressing our informal view that Bank of America could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

March 4, 2010

Rule 14a-8

BY ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Supplemental Letter Regarding Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and by letter dated December 21, 2009 (the "Initial Letter") on behalf of Bank of America Corporation, a Delaware corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") from its proxy materials for the 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") for the reasons set forth therein. On January 29, 2010, the Division issued its response to the Initial Letter indicating that it was unable to concur with Corporation's views set forth in the Initial Letter.

As counsel to the Corporation and based on the recent developments discussed below, we hereby request that the Division confirm that it will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2010 Annual Meeting for the additional reasons set forth herein. The statements of fact included herein represent our understanding of such facts. A copy of this letter is also being sent to the Proponent. For convenience, a copy of the Proposal is attached hereto as **Exhibit A**.

The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010. The Corporation expects to print its proxy card and proxy statement for the 2010 Annual Meeting on or about March 9, 2010.

THE PROPOSAL

The Proposal recommends "that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis."

BACKGROUND AND REASONS FOR EXCLUSION OF THE PROPOSAL

Background

On February 4, 2010, the Corporation announced that it had entered into a proposed settlement with the Commission to resolve all cases filed by the Commission related to its acquisition of Merrill Lynch & Co., Inc ("Merrill Lynch"). The proposed settlement was approved by the United States District Court for the Southern District of New York (the "District Court") on February 22, 2010, subject to the Corporation and the Commission making certain modifications to the settlement. The parties made the modifications, and on February 24, 2010, the District Court entered a consent judgment encompassing the settlement terms. The Corporation also entered into an agreement with the Office of the Attorney General for the State of North Carolina ("NC AG") to resolve all matters that were the subject of an investigation by the NC AG related to the Merrill Lynch acquisition. Among the terms of the settlements, the Corporation has agreed to provide its stockholders with an annual "say on pay" advisory vote regarding the compensation of executives. The Corporation has agreed to comply with and maintain the requirements of the settlements for a period of three years.

In connection with its obligations under the settlements, the Corporation will present for stockholder approval at the 2010 Annual Meeting the following proposal (the "Corporation Proposal"):

> **Resolved, that the stockholders approve the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material).**

The full text of the Corporation Proposal, as set forth in the Corporation's preliminary proxy statement filed with the Commission on February 26, 2010, is attached hereto as **Exhibit B**.

Reasons for the Exclusion of the Proposal

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to (i) Rule 14a-8(i)(9) because the Proposal conflicts with the Corporation Proposal and (ii) Rule 14a-8(i)(10) because the Corporation has already substantially implemented the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(9) because it conflicts with one of the Corporation's proposals to be submitted to stockholders at the 2010 Annual Meeting.

Rule 14a-8(i)(9) permits the exclusion of a proposal that conflicts with a company's proposal to be submitted to the stockholders at the same meeting. The Division has regularly permitted exclusion of stockholder proposals when the stockholder and company sponsored proposals present alternative and conflicting decisions, which could result in inconsistent and ambiguous results. *See, e.g., The Charles Schwab Corporation* (February 19, 2010); *Herley Industries, Inc.* (November 20, 2007); *H.J. Heinz Company* (April 23, 2007); and *AT&T Inc.* (February 23, 2007). In addition, the Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018, note 27* (May 21, 1998). Further, proposals do not need to be expressly contrary to fall within the scope of Rule 14a-8(i)(9). *See SBC Communications* (February 2, 1996) ("*SBC*") (proposed formula for calculating bonus awards conflicted with management's proposed benefit plan).

As noted above, in accordance with settlements, the Corporation will submit the Corporation Proposal for stockholder approval at the 2010 Annual Meeting. The Corporation Proposal requests stockholder approval of the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables and any related material). The vote on the Corporation Proposal will be advisory and will not be binding on the Corporation's Board of Directors (the "Board"). In accordance with the settlements, the Corporation Proposal (or a substantially similar proposal) will also be presented for stockholder approval at the 2011 and 2012 Annual Meetings of Stockholders.

The Proposal conflicts with the Corporation Proposal. The Corporation Proposal seeks approval of the current executive compensation set forth in the proxy statement for the 2010 Annual Meeting. At the 2010 Annual Meeting and at future stockholder meetings, the Corporation intends to submit the Corporation Proposal for stockholder approval in compliance with the settlements. In contrast, the Proposal requests that the Board merely adopt a policy this year that would, **in the future**, provide that stockholders be presented at each annual meeting "a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." It would be confusing for stockholders if two apparently similar but conflicting proposals are presented for a vote. Stockholders are entitled to consider matters proposed by the Corporation in a well organized and coherent manner. While the Proposal seeks the adoption of a policy to present "say-on-pay" proposals in the **future**, the Corporation Proposal is **currently** seeking that exact "say-on-pay" vote from stockholders at the 2010 Annual Meeting. As noted above, proposals do not need to be expressly contrary to fall within the scope of Rule 14a-8(i)(9).

This confusion was borne out in connection with the 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). The proxy materials for the 2009 Annual Meeting included both a management proposal seeking a non-binding advisory vote on executive compensation and a similar stockholder proposal submitted under Rule 14a-8 seeking the adoption of a policy to provide stockholders with a non-binding advisory vote on executive compensation at future annual meetings. The management sponsored proposal received over 71% stockholder approval, while the stockholder proposal received slightly more than 40% of the vote. The number of votes cast on each proposal further illustrates the confusion among stockholders. Over 1.7 billion more votes were cast on the management sponsored proposal than on the stockholder proposal. We believe stockholders were confused by the two proposals. Having just voted on the management sponsored proposal, we believe some stockholders were confused when asked to vote on the second stockholder proposal dealing with a very similar subject. We believe that confusion resulted in a significant number of stockholders either failing to vote their shares or failing to instruct their bank, broker or nominee how to vote their shares. We note that in *Bank of America Corporation* (March 11, 2009) ("*BAC 2009*") the Corporation made a similar request to that found herein with respect to two "say-on-pay" related proposals, but the Division did not concur with the Corporation's view that a similar stockholder proposal could be excluded under Rule 14a-8(i)(9). In light of the confusion that we believe occurred in connection with the 2009 Annual Meeting, as noted above, we respectfully request the Division to reconsider its position stated in *BAC 2009*.

As noted above, the Corporation is already obligated to present the Corporation Proposal for stockholder vote at the next three Annual Meetings. If the Proposal is approved, the Corporation would have two options in future years -- both of which will lead to stockholder confusion. The Corporation could (i) include both the Corporation Proposal and a substantially similar proposal, as required by the Proposal ("Option One"), or (ii) include the Corporation Proposal in the proxy materials for the 2011 and 2012 Annual Meetings and exclude the proposal required by the Proposal in the proxy materials for such meetings and, after 2012, include the required proposal in the proxy materials for future annual meetings ("Option Two"). Option One could force stockholders and the Corporation to make alternative and conflicting decisions, which could result in inconsistent and ambiguous results. Assume the Corporation Proposal is approved by stockholders, but the stockholder requested proposal is not approved by stockholders. The message sent by stockholders would be inconsistent and the necessary corporate action would be ambiguous. One proposal would indicate that stockholders are satisfied with executive compensation, while the other proposal would indicate the **exact opposite**. If both proposals are included in future proxy statements, there is simply no way to avoid the risk of conflicting outcomes. Option Two could also create confusion because stockholders approving the Proposal would expect to see the required proposal in the required form included immediately in annual meeting proxy statements, rather than sidelined for two years. The Corporation would be placed at risk of being seen as ignoring the will of stockholders by setting aside the Proposal's proposal for two years. The Corporation does not want to be put in that position.

The confusion created by these two scenarios serves as a basis for reconsidering the decision in *BAC 2009*. In *BAC 2009*, due to the uncertain length of the TARP Period (as defined herein), there was no certainty that two substantially similar proposals would be presented to stockholders in the same proxy statement. However, due to the three year period covered by the settlements, if the Proposal is approved at the 2010 Annual Meeting, the scenario set forth in Option One above is entirely possible.

As cited above, the Division has consistently found that stockholder proposals that conflict with a company's proposal may be properly omitted pursuant to Rule 14a-8(i)(9) (previously Rule 14a-8(c)(9)). Based on the foregoing, the Corporation respectfully requests the concurrence of the Division in that the Proposal may be omitted from the Corporation's proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(9).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). The Commission has made explicitly clear that a proposal **need <u>not</u> be "fully effected"** by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release* (confirming the Commission's position in *Securities Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*")). In the *1983 Release*, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The Division has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *MacNeal-Schwendler Corporation* (April 2, 1999). Moreover, Rule 14a-8(i)(10) precedent confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When the Commission adopted the predecessor to Rule 14a-8(i)(10) it stated, "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Securities Exchange Act Release No. 34-12999* (November 22, 1976).

As previously noted, the Proposal requests that the Board adopt a policy this year that would, in the future, provide that stockholders be presented at each annual meeting "a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." The Corporation Proposal does precisely what the Proposal requests. The Corporation Proposal requests stockholder approval of the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables and any related material). Pursuant to the settlements, Corporation is required to seek stockholder approval of executive pay on an annual basis for the next three years.

Further, the Proposal and the Corporation Proposal both call for the vote to be advisory and non-binding. Both the Proposal and the Corporation Proposal would not affect any compensation paid or awarded to any named executive officers, although, under the Corporation Proposal, the Compensation and Benefits Committee of the Board would take into account the outcome of such stockholder vote when considering future executive compensation decisions.

The Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented pursuant to laws or other statutory enactments. For instance, in *Johnson & Johnson* (February 17, 2006), the Division found a proposal requesting that the company "verify the employment legitimacy of all current and future U.S. workers" excludable pursuant to Rule 14a-8(i)(10). Johnson & Johnson argued that the "Company and its U.S. subsidiaries are already required by law to verify the employment eligibility of each employee they have hired since November 7, 1986 under the Immigration Reform and Control Act of 1986." *Id.; see also Yum! Brands, Inc.* (March 6, 2008). The Division also concurred with Intel Corp. that a proposal requesting that the company "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued" was excludable pursuant to Rule 14a-8(i)(10) because FASB's approval of Statement 123(R) had substantially implemented the proposal. *See Intel Corp.* (February 14, 2005) ("*Intel Corp.*"). Further, the Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented pursuant to means other than statutory rules or laws. *See Wal-Mart Stores, Inc.* (March 28, 2007) (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal because it was already substantially required under Regulation S-K); *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K); *Texaco Inc.* (March 29, 1991); and *Columbia/HCA Healthcare Corp.* (February 19, 1998).

In *BAC 2009*, the Corporation made a similar request, but the Division did not concur with the Corporation's view that a similar "say-on-pay" stockholder proposal could be excluded under Rule 14a-8(i)(10). We believe the instant facts are distinguishable from the facts of the *BAC 2009* letter. In 2009, the Corporation, as a recipient of financial assistance under the Troubled Asset Relief Program ("TARP"), was required to "permit a separate shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission," during the period (the "TARP Period") in which any obligation arising from financial assistance provided under the TARP remains outstanding. As a TARP recipient at the time of its 2009 Annual Meeting, the Corporation included the required proposal regarding the approval of executive compensation. However, the length of the TARP period and, hence, the requirement to include the required proposal was unknown. Because the TARP Period could have been less than one year as of the writing of *BAC 2009*, it was possible that the proposal required by TARP would only appear in the proxy materials for the 2009 Annual Meeting. Thus, it was possible that the stockholder proposal would not have been implemented. However, since the settlements require the presentation of the Corporation Proposal annually for a period of thee years, the Proposal's proposal will be implemented at future annual meetings.

Pursuant to the settlements, the Corporation has substantially implemented the Proposal. In fact, the Proposal is being implemented in the very proxy materials for which the Proponent seeks to include his Proposal. Accordingly, the Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(10).

WAIVER OF 80-DAY SUBMISSION REQUIREMENT

Rule 14a-8(j) requires a company to file its reasons for excluding a stockholder proposal from its proxy materials with the Commission no later than 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing its deadline. Although the Corporation intends to file its definitive proxy materials on or about March 17, 2010, which is less than 80 days from the date of this letter, the Corporation believes that it has good cause for failing to meet this deadline. As discussed above, the settlements were announced on February 4, 2010 and final approval was received on February 24, 2010. The Corporation has acted in good faith and in a timely manner following the finalization and approval of the settlements. The timing of these events were generally outside Corporation's control. However, since the settlements were finalized and approved, the Corporation has acted swiftly to minimize any further delay.

Accordingly we believe that the Corporation has good cause for its failure to meet the 80-day deadline, and we respectfully request that the Division waive the 80-day requirement with respect to this letter.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. **Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by March 9, 2010 would be of great assistance.**

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

HUNTON & WILLIAMS

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Mr. Walter E. Massey
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255

Dear Mr. Massey,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

10/20/09
Date

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
FX: 704-409-0985
Allison C. Rosenstock <allison.c.rosenstock@bankofamerica.com>
PH: 980.387.9014
FX: 980.233.7185

[BAC: Rule 14a-8 Proposal, October 29, 2009]

3 [number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. This is a Say on Pay policy request to apply each year whether or not our company is obligated under TARP or a similar requirement.

Votes on 2009 "Say on Pay" resolutions averaged more than 46% in favor. More than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library rated our company "High Concern" in executive pay. Our company's 2009 Compensation Discussion and Analysis (CD&A) had very little to say for itself. There was no discussion of which performance indicators our company failed to meet and thus failed to reward its executives for – indeed there is very little discussion and analysis at all. There should be more to say than "no performance, no pay."

CEO Kenneth Lewis made over $10 million on the vesting of just over a quarter of a million shares of restricted stock. This award was not tied to any kind of performance vesting schedule, being merely deferred and time-vesting awards. Such a pay policy has been implicated as a contributing factor to the financial crisis. Our company needs to take significant steps to tie the majority of its equity pay to the achievement of long-term (more than three years) value creation.

Thomas Ryan was one of three directors on our executive pay committee. Mr. Ryan was marked as a "flagged [problem] director" by The Corporate Library due to his involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Mr. Ryan also held seats on the D-rated boards of CVS Caremark (CVS) and Yum! Brands (YUM).

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [olmsted7p (at) earthlink.net].

HUNTON & WILLIAMS

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☒ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

Bank of America Corporation

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

PAYMENT OF FILING FEE (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:
2) Aggregate number of securities to which transaction applies:
3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
4) Proposed maximum aggregate value of transaction:
5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:
2) Form, Schedule or Registration Statement No.:
3) Filing Party:
4) Date Filed:

ITEM 4: AN ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION

The Board is committed to corporate governance best practices and recognizes the significant interest of stockholders in executive compensation matters. As part of that commitment, the Board has agreed to provide stockholders an advisory vote on executive compensation. Although the vote is advisory and is not binding on the Board, the Compensation and Benefits Committee of the Board will take into account the outcome of the vote when considering future executive compensation decisions.

As discussed in the Compensation Discussion and Analysis beginning on page 28 of this proxy statement, the Board believes that our current executive compensation program directly links executive compensation to our performance and aligns the interests of our executive officers with those of our stockholders. For example:

- Although the Corporation was profitable for both 2008 and 2009* and repaid the U.S. taxpayers' entire investment in the Corporation as part of TARP, the Compensation and Benefits Committee did not award our named executive officers with respect to either of those years any year-end cash or equity incentive compensation. See the Compensation Discussion and Analysis for additional information about the compensation decisions for our named executive officers for 2009.
- We do not have any agreements with our executive officers that provide for cash severance payments upon termination of employment or in connection with a change in control, other than one limited exception with respect to an agreement that we inherited from a predecessor company as a result of an acquisition.
- We have a policy that prohibits future employment or severance agreements with executive officers that provide benefits exceeding two times base salary and bonus unless approved by our stockholders.
- We encourage long-term stock ownership by our executive officers with award features such as no vesting on restricted stock and stock option awards until the third anniversary of the grant and an additional three year hold requirement on net proceeds after stock option exercises.

---

* Although we reported net income for 2009, after accounting for preferred dividends and the effect of exiting TARP we reported a net loss applicable to common shareholders.

- We have stringent stock ownership requirements under which our Chief Executive Officer must hold at least 500,000 shares of our common stock and our other executive officers must hold at least 150,000 shares for the length of their tenure at the Corporation.
- Our executive officers do not earn any additional retirement income under any supplemental executive retirement plan.
- Beginning with performance year 2009, equity awards to executive officers and other key risk-takers are subject to a "performance-based clawback" to encourage sustainable profitability over the vesting period. Under this clawback, awards may be canceled in whole or in part if losses occur during the vesting period.
- Also beginning with performance year 2009, equity awards are subject to a detrimental conduct clawback to encourage compliance with policies and appropriate behaviors. If an executive officer engages in detrimental conduct, unvested awards are subject to cancellation and previously vested awards may be recouped.
- Since October 2007, we have had a recoupment policy under which the Board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct caused the company to restate its financial statements.

For these reasons, the Board recommends that stockholders vote in favor of the following resolution:

> **"Resolved, that the stockholders approve the compensation of executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material)."**

The above referenced disclosures appear at pages 28 to 54 of this proxy statement.

For the reasons above, the Board believes the compensation of our executive officers is appropriate and recommends a vote "FOR" approval of this resolution (Item 4 on the proxy card).

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Kenneth Steiner's Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Say on Pay Topic

Ladies and Gentlemen:

This responds to the untimely March 4, 2010 no action request that followed the December 21, 2009 no action request.

The company argument is analogous to a company, with a classified board, claiming it is implementing a shareholder declassification proposal by declassifying the board in 2011 and restoring a classified board in 2012.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Teresa M. Brenner <Teresa.Brenner@bankofamerica.com>